NEWS RELEASE

Enbridge reports first half earnings of $360.8 million

CALGARY, Alberta, July 29, 2004 – Enbridge Inc. today announced earnings applicable to common shareholders of $360.8 million for the six months ended June 30, 2004, or $2.16 per share compared with $549.2 million, or $3.33 per share, in 2003. A $169.1 million gain on the sale of assets to Enbridge Income Fund recorded June 30, 2003 and a $45.4 million charge to earnings in 2004 related to provincial tax rate changes are the primary factors for the variance from the prior year. Positive factors increasing earnings in 2004 include a higher contribution from the Enbridge crude oil pipeline system and the gas distribution utility.

Earnings for the three months ended June 30, 2004 are $248.4 million, or $1.49 per share compared with $445.4 million, or $2.70 per share, for the three months ended June 30, 2003. The prior year earnings of $445.4 million include the $169.1 million gain on sale of assets and other factors including weather that was warmer than the prior year.

Patrick D. Daniel, President & Chief Executive Officer stated, “Enbridge posted another quarter of solid earnings and cash flows, with adjusted operating earnings for the six months ended June 30, 2004 increasing by $13.2 million or 4% from the prior year. This further strengthens our financial position and leaves us on track to meet our expectations for the year. Continental supply-demand fundamentals are very strong, providing Enbridge opportunities to grow through the decade. We continue to work to develop a variety of new feeder and export oil and gas pipeline projects, seeking to add value for our customers and shareholders. We also continue to prudently assess acquisition opportunities, however we remain patient and disciplined long term investors.”

On July 29, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2004 to shareholders of record on August 16, 2004.

Consolidated Earnings

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Liquids Pipelines	53.7	55.5	106.3	101.9
Gas Pipelines	13.9	24.5	26.9	41.6
Sponsored Investments	14.6	184.2	30.0	192.0
Gas Distribution and Services	170.9	177.3	210.4	209.1
International	21.3	18.6	37.5	34.2
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

	248.4	445.4	360.8	549.2

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Sponsored Investments
Gain on sale of assets to Enbridge Income Fund	—	169.1	—	169.1
Dilution gains on the issue of EEP units	—	9.2	0.9	9.2

	—	178.3	0.9	178.3
Gas Distribution and Services
Colder than normal weather	16.5	27.4	18.6	41.7
Regulatory disallowances	—	—	(4.6)	(7.1)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	1.1	—
Dilution gain — AltaGas Income Trust	8.0	—	8.0	—
Revalue future income taxes due to tax rate changes	—	(6.1)	(45.4)	(6.1)

	24.5	21.3	(22.3)	28.5
Corporate
Revalue future income taxes due to tax rate changes	—	(1.0)	—	(1.0)

Total significant non-operating factors and variances increasing/(decreasing) earnings	24.5	198.6	(21.4)	205.8

Significant operating factors affecting earnings in the first half of 2004 include the following:

•	Enbridge crude oil pipeline system earnings are higher in the first half of 2004 as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

•	Enbridge Gas Distribution (EGD) results include $25.6 million related to unbilled revenue, as well as the effects of the 2004 rate increase. The decrease in earnings within the second quarter includes the $9.4 million partial reversal of unbilled revenue, which was recorded in the first quarter of 2004, and the timing of the implementation of fiscal 2003 rates. In March 2003, EGD settled the primary elements of the 2003 rate application and accrued the approved rate increase relating to the first two quarters, whereas, in 2004 rates were in place at the beginning of the year.

•	The Aux Sable liquids extraction plant continues to show an improvement over the prior year.

•	Earnings are also lower in 2004 due to the absence of earnings from Alliance Pipeline (Canada) and Enbridge Saskatchewan, partially offset with earnings from Enbridge Income Fund (EIF), formed with the acquisition of these assets on June 30, 2003.

•	Corporate costs were higher in 2004 due to increased business development activity, stock-based compensation expense, and a higher effective tax rate.

Non-GAAP Measures

This news release contains a reference to adjusted operating earnings which represents earnings applicable to common shareholders adjusted for non-operating factors, as detailed in the above table, as well as unbilled revenue. This is not a measure that has a standardized meaning prescribed by Canadian GAAP and is not considered a GAAP measure. Therefore, this measure may not be comparable to a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides more useful information to investors and shareholders as it provides increased predictive value and allows them to more accurately identify the trend in earnings.

Liquids Pipelines

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Enbridge System	41.5	40.7	82.7	70.3
Athabasca System	10.3	11.4	21.0	23.1
NW System	2.0	2.0	3.9	4.1
Saskatchewan System	—	1.4	—	3.1
Feeder Pipelines and Other	(0.1)	—	(1.3)	1.3

	53.7	55.5	106.3	101.9

•	Enbridge System earnings are higher as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

•	The Athabasca System includes the earnings contribution from the Hardisty storage caverns completed in the fourth quarter of 2003. This is more than offset by higher tax expense as the prior year included the utilization of loss carryforwards.

•	The Saskatchewan System is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	The earnings variance in Feeder Pipelines and Other is the result of higher costs than provided for in 2003, associated with the final settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline recorded in the first quarter of 2004, as well as higher Liquids Pipelines’ business development costs.

Gas Pipelines

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Alliance Pipeline (US)	9.7	9.8	18.7	17.7
Alliance Pipeline (Canada)	—	12.4	—	19.6
Vector Pipeline	4.2	2.3	8.2	4.3

	13.9	24.5	26.9	41.6

•	Alliance Pipeline (US) earnings reflect the additional ownership interests of 1.1% in March 2003. 10.7% in April 2003 and 1.1% in October 2003, partially offset by the impact of the stronger Canadian dollar in 2004.

•	Alliance Pipeline (Canada) is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	Vector Pipeline earnings reflect a higher proportion of firm transportation volumes as a result of increased demand for service on the pipeline due to new interconnect facilities and customer storage developments, as well as lower interest costs. This is further enhanced by an additional ownership interest of 15% acquired in the fourth quarter of 2003.

Sponsored Investments

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Enbridge Energy Partners (EEP)	7.1	5.9	14.1	13.7
Enbridge Income Fund (EIF)	7.5	—	15.0	—
Gain on sale of assets to Enbridge Income Fund	—	169.1	—	169.1
Dilution Gains	—	9.2	0.9	9.2

	14.6	184.2	30.0	192.0

•	EEP reflects higher operating earnings, primarily in the second quarter of 2004, partially offset by both the stronger Canadian dollar and the lower ownership interest in 2004. The higher operating earnings include incremental contributions from the acquisition of the North Texas assets, for US$250.0 million, which closed on December 31, 2003, and the Mid-Continent assets, US$117.0 million, which closed on March 1, 2004. In addition, increased volumes on the main crude oil liquids pipeline system, as well as increased throughput on various natural gas assets have had a positive impact.

•	EIF commenced operations on June 30, 2003 with the acquisition of a 50% interest in Alliance Pipeline (Canada) and the Saskatchewan System. Enbridge previously owned these assets directly and their results, prior to the disposition, were separately included in the Gas Pipelines and Liquids Pipelines segments, respectively. The Company recognized a $169.1 million gain on the sale of assets to EIF.

•	In each year, EEP issued additional common units and as Enbridge did not participate in these offerings, dilution gains resulted. The lower dilution gain in 2004 related to the exercise of an over-allotment option rather than a larger primary offering.

Gas Distribution and Services

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Enbridge Gas Distribution	132.4	158.0	143.9	168.7
CustomerWorks/ECS	4.3	3.7	9.2	8.8
Noverco	15.0	11.8	28.6	22.0
Other Gas Distribution Operations	4.9	5.1	6.9	7.3
Enbridge Gas New Brunswick	0.6	0.9	1.7	2.1
Gas Services	(0.6)	(0.3)	(1.0)	(0.6)
Aux Sable	(1.8)	(4.8)	(0.5)	(6.6)
Other	16.1	2.9	21.6	7.4

	170.9	177.3	210.4	209.1

•	Various factors, including the weather, affected EGD’s distribution volumes and earnings in 2004. While the weather was colder than normal in 2004 and increased earnings by $20.0 million ($12.7 million in the second quarter), it was not as cold as the prior year when weather increased earnings by $41.7 million ($27.4 million in the second quarter).

•	The Ontario tax rate increase and the related revalue of future income taxes result in a first quarter 2004 charge to earnings of $47.6 million for EGD, whereas the second quarter of 2003 included a charge to earnings of $3.8 million also related to tax rate changes. EGD’s earnings include a $4.6 million outsourcing disallowance in 2004, whereas the prior year included a $7.1 million gas costs disallowance related to a long-term transportation contract, both in the first quarter.

•	Commencing in 2004, EGD refined its process for estimating unbilled revenue resulting in a $25.6 million increase in earnings. Had EGD experienced normal weather during the unbilled period, additional earnings of $1.4 million would have resulted. The impact is a timing difference of reported earnings among quarters. The second quarter of 2004 reflects the reversal of $9.4 million related to the unbilled revenue recorded in the first quarter. If EGD had employed the new estimation procedures in 2003, first half earnings would have increased by $23.1 million and had weather been normal, earnings would have included an additional $0.6 million.

•	Enbridge Gas Distribution was also positively impacted by the 2004 rate increase, as well as the addition of new customers partially offset with an increase in operating costs. The decrease in earnings within the second quarter reflects the impact in 2003 of final rates not being approved and accrued until the second quarter, whereas, 2004 rates were in place at the beginning of 2004.

•	The Noverco earnings include a $1.1 million dilution gain in the first quarter of 2004, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction in the first quarter of 2004 also increased earnings by $1.6 million, whereas the prior year reflected a tax rate increase and a $2.3 million charge to earnings in the second quarter.

•	Aux Sable’s operating results improved in the first half of 2004 as a result of positive fractionation margins and the benefits of a comprehensive risk management strategy. Enbridge’s ownership interest in Aux Sable was also higher in 2004 as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on the additional interest.

•	The primary component of Other is the Company’s investment in AltaGas Income Trust (AltaGas), a publicly traded income trust. During the second quarter of 2004, AltaGas issued additional trust units. Enbridge did not participate in this offering, causing a dilution of its ownership to approximately 36% and the recognition of an $8.0 million after-tax dilution gain. The re-value of the future income tax liability related to this investment, primarily as a result of the first quarter Alberta tax rate reduction, also increased earnings.

International

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
OCE NSA /CITCol	8.1	7.5	15.9	15.9
CLH	14.7	12.7	24.5	21.1
Other	(1.5)	(1.6)	(2.9)	(2.8)

	21.3	18.6	37.5	34.2

•	Operating results from CLH reflect increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the translation impact of the stronger Euro.

Corporate

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2004	2003	2004	2003
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

•	Corporate costs were higher in 2004 due to increased business development activity, stock-based compensation expense, and a higher effective tax rate. In 2003, Corporate costs were offset by interest income on a loan to EEP.

Enbridge will hold a conference call at 1:00 p.m. Mountain time (3:00 p.m. Eastern time) today to discuss the second quarter results. The call can be accessed at 1-800-387-6216 and will be audio webcast live at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 3079947#.

The unaudited interim consolidated financial statements and MD&A are available on our website.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars
except per share amounts)	2004	2003	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	53.7	55.5	106.3	101.9
Gas Pipelines	13.9	24.5	26.9	41.6
Sponsored Investments	14.6	184.2	30.0	192.0
Gas Distribution and Services	170.9	177.3	210.4	209.1
International	21.3	18.6	37.5	34.2
Corporate	(26.0)	(14.7)	(50.3)	(29.6)

	248.4	445.4	360.8	549.2

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	375.1	412.4	621.8	623.1
Changes in operating assets and liabilities	331.7	4.4	284.1	(174.7)

	706.8	416.8	905.9	448.4

Common Share Dividends	78.9	70.7	157.6	141.4

Earnings per Common Share	1.49	2.70	2.16	3.33

Dividends per Common Share	0.4575	0.4150	0.9150	0.8300

Weighted Average Common Shares Outstanding (millions)			167.0	164.8

Diluted Weighted Average Common Shares Outstanding (millions)			168.5	166.1

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)[3]	2,156	2,127	2,131	2,143
Barrel miles (billions)	191	170	376	343
Average haul (miles)	974	877	975	885
Gas Distribution and Services[4]
Volumes (billion cubic feet)	192	203	322	319
Number of active customers (thousands)	1,726	1,669	1,726	1,669
Degree day deficiency[5]
Actual	1,987	2,130	3,010	3,206
Forecast based on normal weather	1,870	1,887	2,807	2,807

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and six months ended March 31, 2004 and 2003.

2.	Liquids Pipelines operating highlights include the statistics of the 12.2% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	The 2003 deliveries for the six months ended include average daily volumes of 192.5 (187.3 for the three months ended) on the Saskatchewan System. These volumes are not included in 2004 as the Saskatchewan System was sold to EIF on June 30, 2003.

4.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

5.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars;
except per share amounts)	2004	2003	2004	2003
Revenues
Gas sales	1,323.1	1,260.1	2,292.9	1,946.7
Transportation	452.4	567.7	861.4	879.3
Energy services	68.4	59.3	142.8	106.9

	1,843.9	1,887.1	3,297.1	2,932.9

Expenses
Gas costs	1,093.7	1,096.5	1,948.6	1,703.6
Operating and administrative	237.5	212.7	439.8	396.2
Depreciation	115.0	128.6	225.5	226.6

	1,446.2	1,437.8	2,613.9	2,326.4

Operating Income	397.7	449.3	683.2	606.5
Investment and Other Income	95.2	45.9	171.4	105.5
Gain on Sale of Assets to Enbridge Income Fund	—	239.9	—	239.9
Interest Expense	(112.7)	(127.5)	(226.4)	(228.6)

	380.2	607.6	628.2	723.3
Income Taxes	(123.2)	(154.1)	(250.1)	(157.3)

Earnings	257.0	453.5	378.1	566.0
Preferred Security Distributions	(6.9)	(6.4)	(13.9)	(13.4)
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	248.4	445.4	360.8	549.2

Earnings Per Common Share	1.49	2.70	2.16	3.33

Diluted Earnings Per Common Share	1.47	2.68	2.14	3.31

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended
	June 30,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Appliable to Common Shareholders	360.8	549.2
Common Share Dividends	(157.6)	(141.4)

Retained Earnings at End of Period	1,714.6	1,535.9

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2004	2003	2004	2003
Cash Provided by Operating Activites
Earnings	257.0	453.5	378.1	566.0
Charges/(credits) not affecting cash
Depreciation	115.0	128.6	225.5	226.6
Equity earnings in excess of cash distributions	(23.4)	(25.9)	(55.1)	(33.0)
Gain on assets sold to Enbridge Income Fund	—	(239.9)	—	(239.9)
Gain on reduction of ownership interest	(9.8)	(19.2)	(12.3)	(19.2)
Future income taxes	33.0	115.5	82.0	123.5
Other	3.3	(0.2)	3.6	(0.9)
Changes in operating assets and liabilities	331.7	4.4	284.1	(174.7)

	706.8	416.8	905.9	448.4

Investing Activities
Acquisitions	(13.7)	—	(17.4)	—
Long-term investments	—	(21.8)	(16.2)	(45.7)
Sale of assets to Enbridge Income Fund	—	331.2	—	331.2
Additions to property, plant and equipment	(82.9)	(90.2)	(154.2)	(175.6)
Changes in construction payable	2.1	(2.7)	(3.1)	(5.3)
Affiliate loan	—	434.5	—	434.5
Other	—	(0.5)	—	—

	(94.5)	650.5	(190.9)	539.1

Financing Activities
Net change in short-term borrowings and short-term debt	(417.2)	(598.3)	(582.7)	(466.3)
Long-term debt issues	—	—	300.0	150.0
Long-term debt repayments	(100.0)	(100.0)	(250.0)	(225.0)
Non-recourse long-term debt issued by joint ventures	—	525.6	—	525.6
Non-recourse long-term debt repaid by joint ventures	(15.3)	(654.0)	(29.5)	(654.0)
Non-controlling interests	(1.3)	(1.7)	(1.9)	(1.9)
Common shares issued	4.8	24.9	24.3	29.0
Preferred security distributions	(6.9)	(6.4)	(13.9)	(13.4)
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(78.9)	(70.7)	(157.6)	(141.4)

	(616.5)	(882.3)	(714.7)	(800.8)

Increase/(Decrease) in Cash	(4.2)	185.0	0.3	186.7
Cash at Beginning of Period	108.6	42.4	104.1	40.7

Cash at End of Period	104.4	227.4	104.4	227.4

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2004	2003
Assets
Current Assets
Cash	104.4	104.1
Accounts receivable and other	1,192.9	1,138.8
Gas in storage	220.8	809.8

	1,518.1	2,052.7
Property, Plant and Equipment, net	8,549.7	8,530.9
Long-Term Investments	2,505.6	2,390.9
Receivable from Affiliate	183.3	169.8
Deferred Amounts	526.0	486.5
Future Income Taxes	120.1	192.5

	13,402.8	13,823.3

Liabilities and Shareholers’s Equity
Current Liabilities
Short-term borrowings	91.1	649.6
Accounts payable and other	717.6	894.1
Interest payable	96.7	97.0
Current maturities and short-term debt	823.5	674.9
Current portion of non-recourse long-term debt	31.4	34.2

	1,760.3	2,349.8
Long-Term Debt	5,104.7	5,243.1
Non-Recourse Long-Term Debt	756.2	752.4
Future Income Taxes	847.9	829.0
Non-Controlling Interests	545.3	523.0

	9,014.4	9,697.3

Shareholders’ Equity
Share capital
Preferred securities	531.7	532.4
Preferred shares	125.0	125.0
Common shares	2,260.6	2,238.0
Contributed surplus	3.6	1.9
Retained earnings	1,714.6	1,511.4
Foreign currency translation adjustment	(111.4)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,388.4	4,126.0

	13,402.8	13,823.3

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SEGMENTED INFORMATION

Three months ended June 30, 2004
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	220.0	72.2	—	1,543.0	8.7	—	1,843.9
Gas costs	—	—	—	(1,093.7)	—	—	(1,093.7)
Operating and administrative	(81.1)	(15.6)	—	(124.9)	(9.7)	(6.2)	(237.5)
Depreciation	(35.8)	(17.1)	—	(60.8)	(0.5)	(0.8)	(115.0)

Operating income/(loss)	103.1	39.5	—	263.6	(1.5)	(7.0)	397.7
Investment and other income	—	0.2	25.2	37.5	23.0	9.3	95.2
Interest and preferred equity charges	(25.4)	(17.2)	—	(43.7)	(0.1)	(34.9)	(121.3)
Income taxes	(24.0)	(8.6)	(10.6)	(86.5)	(0.1)	6.6	(123.2)

Earnings/(loss) applicable to common shareholders	53.7	13.9	14.6	170.9	21.3	(26.0)	248.4

Three months ended June 30, 2003
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	211.4	96.6	—	1,575.6	3.5	—	1,887.1
Gas costs	—	—	—	(1,096.5)	—	—	(1,096.5)
Operating and administrative	(73.6)	(17.3)	—	(114.6)	(4.4)	(2.8)	(212.7)
Depreciation	(38.9)	(28.2)	—	(60.2)	(0.5)	(0.8)	(128.6)

Operating income/(loss)	98.9	51.1	—	304.3	(1.4)	(3.6)	449.3
Investment and other income/(expense)	0.6	6.9	28.1	20.6	19.3	(29.6)	45.9
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(26.1)	(27.4)	—	(39.8)	—	(42.3)	(135.6)
Income taxes	(17.9)	(6.1)	(83.8)	(107.8)	0.7	60.8	(154.1)

Earnings/(loss) applicable to common shareholders	55.5	24.5	184.2	177.3	18.6	(14.7)	445.4

Six months ended June 30, 2004
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	424.9	139.7	—	2,716.4	16.1	—	3,297.1
Gas costs	—	—	—	(1,948.6)	—	—	(1,948.6)
Operating and administrative	(149.2)	(28.4)	—	(232.8)	(18.7)	(10.7)	(439.8)
Depreciation	(71.7)	(33.9)	—	(117.5)	(0.9)	(1.5)	(225.5)

Operating income/(loss)	204.0	77.4	—	417.5	(3.5)	(12.2)	683.2
Investment and other income	1.0	0.4	50.8	59.3	42.3	17.6	171.4
Interest and preferred equity charges	(50.4)	(34.0)	—	(86.7)	(0.1)	(72.5)	(243.7)
Income taxes	(48.3)	(16.9)	(20.8)	(179.7)	(1.2)	16.8	(250.1)

Earnings/(loss) applicable to common shareholders	106.3	26.9	30.0	210.4	37.5	(50.3)	360.8

Six months ended June 30, 2003
				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	406.4	96.6	—	2,422.6	7.3	—	2,932.9
Gas costs	—	—	—	(1,703.6)	—	—	(1,703.6)
Operating and administrative	(144.4)	(17.3)	—	(215.5)	(8.6)	(10.4)	(396.2)
Depreciation	(76.6)	(28.2)	—	(119.1)	(1.1)	(1.6)	(226.6)

Operating income/(loss)	185.4	51.1	—	384.4	(2.4)	(12.0)	606.5
Investment and other income/(expense)	1.6	31.0	43.2	34.9	35.7	(40.9)	105.5
Gain on sale of assets	—	—	239.9	—	—	—	239.9
Interest and preferred equity charges	(51.4)	(27.4)	—	(81.9)	(0.4)	(84.3)	(245.4)
Income taxes	(33.7)	(13.1)	(91.1)	(128.3)	1.3	107.6	(157.3)

Earnings/(loss) applicable to common shareholders	101.9	41.6	192.0	209.1	34.2	(29.6)	549.2